UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42568

EPSIUM ENTERPRISE LIMITED

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

+853-2857-5232

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 27, 2026, the Board of Directors (the “Board”) of the Company received a resignation letter from Mr. Kewei Joshua Cui to resign from his positions as a member of the Board, the Audit Committee, the Compensation Committee, and the Nominating Committee of the Board, including as Chairperson of the Compensation Committee, which became effective on March 31, 2026. Mr. Cui’s decision to resign was for personal reasons and was not the result of any disagreement with the management of the Company or the Board over matters relating to the Company’s operations, policies or practices.

On March 31, 2026, the Board appointed Chun Kit Wong as a member of the Board, the Audit Committee, the Compensation Committee, and the Nominating Committee of the Board, including as Chairperson of the Compensation Committee, which became effective on April 1, 2026. The Board has determined that Mr. Wong satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Mr. Wong’s appointment to the Board was made upon the recommendation of the Board’s Nominating Committee.

Descriptions of Chun Kit Wong’s background and experience are as follows:

Chun Kit Wong, age 39, has professional experiences financing, accounting, and management. Since January 2025, he has served as the Chief Financial Officer of One and One Green Technologies, Inc., where he is responsible for overseeing the company’s finance and accounting functions and advising on long-term business and financial planning. Prior to this role, Mr. Wong was Head of Corporate Finance at a Chinese real estate enterprise since June 2023, where he led corporate finance initiatives, including mergers and acquisitions, financing transactions, financial advisory, and compliance matters. From March 2021 to June 2023, Mr. Wong served as Vice President at Guosen Securities (HK) Capital Company Limited, where he was responsible for originating and evaluating corporate finance engagements. Mr. Wong holds a Bachelor of Commerce in Accountancy from Hong Kong Baptist University.

In connection with Chun Kit Wong’s appointment, the Company and Mr. Wong entered into the Independent Director Agreement dated April 1, 2026, pursuant to which, Mr. Wong is entitled to receive annual compensation of USD 20,000.00, payable in equal monthly installments. The Company also entered into an indemnification agreement with Mr. Wong on the same date. Pursuant to these indemnification agreements, the Company has agreed to indemnify Mr. Wong, to the fullest extent permitted by applicable law, against certain liabilities and expenses incurred in connection with his service as a director of the Company. The Company also agreed to advance expenses in connection with such proceedings, subject to the delivery of a written undertaking to repay any amount advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

The foregoing summary of the Independent Director Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Wong Chun Kit Independent Director Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPSIUM ENTERPRISE LIMITED

Date: March 31, 2026	By:	/s/ Song I Tam
	Name:	Son I Tam
	Title:	Chief Executive Officer

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